Mail Stop 3561   November 7, 2006

Xiao Ping Zhang
Chief Executive Officer
Sorl Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China

> **Re: Sorl Auto Parts, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2006**
> **File No. 333-137019**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your response to comment 1 in our letter of September 25, 2006. However, information concerning the amount of securities to be offered is not information that may be omitted pursuant to Rule 430A. Also provide disclosure on the estimated allocation of proceeds to be received from the offering. Please revise. See Release No. 33-6714, available May 27, 1987.

Prospectus Summary, page 1

2. We note your response to comment 6 in our letter of September 25, 2006. Please further revise the first sentence in the first paragraph of your headnote to eliminate "and may not contain all of the information that is important to you."

Risk Factors, page 7

3. We note your response to comment 10 in our letter of September 25, 2006. Please revise the captions to the following risk factors to clearly and concisely

describe the risks:

- *Our operations depend highly on Messrs. Xiao Ping Zhang, our Chief Executive Officer and Xiao Feng Zhang, our Chief Operating Officer and a small number of other executives*

- *We may not be able to effectively respond to rapid growth in demand for our products and of our manufacturing operations.*

Exhibit 5.1. Opinion of Troy & Gould

4. The third paragraph regarding assumptions counsel has relied upon appears too broad. Please revise to more clearly set forth the assumptions relied upon or eliminate the paragraph.

5. Subparagraph B. states that counsel assumes:

- "All factual representations and other statements regarding factual matters that are contained in the certificates of officers of the Company that we have examined are true and correct, and all factual representations and other statements regarding factual matters that are contained in the Registration Statement are true and correct."

   This also appears to be too broad. Which factual matters does this include? We remind you that counsel may not assume *material* facts in rendering an opinion. As such, counsel should specify the facts at issue, or revise the sentence to eliminate the assumption.

6. The first paragraph on the second page of counsel's opinion implies that the opinion is only valid as of October 18, 2006, the date it was rendered. The opinion must speak as of the effective date of the registration statement. Please revise, or alternatively, file a new opinion on the date of effectiveness.

Exhibit 23.1

7. Please have your auditors revise their consent to reference the specific amendment.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to

Xiao Ping Zhang
Sorl Auto Parts, Inc.
November 7, 2006
Page 3

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: David Ficksman, Esq.
        Fax: (310) 789-1490